Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Twelve months	Twelve months	Twelve months	Nine months	Nine months
	Ended	Ended	Ended	Ended	Ended
	September 30,	December 31,	December 31,	September 30,	September 30,
	2012	2011	2010	2012	2011

Earnings: (1)
Net income	$132,614	$122,874	$123,854	$102,504	$92,764
Income taxes	85,787	82,859	77,100	61,985	59,057
Fixed Charges (See below) (2)	72,977	80,650	81,803	53,785	61,458
Total adjusted earnings	$291,378	$286,383	$282,757	$218,274	$213,279
Fixed charges: (2)
Total interest expense	$72,625	$80,281	$81,425	$53,529	$61,185
Interest component of rents	352	369	378	256	273
Total fixed charges	$72,977	$80,650	$81,803	$53,785	$61,458

Ratio of earnings to fixed charges	4.0	3.6	3.5	4.1	3.5

(1) For the purposes of computing these ratios, earnings consist of pretax net income before fixed charges.

(2) Fixed charges consist of total interest, amortization of debt discount, premium and expense, and the estimated portion of interest implicit in rentals.